UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Dakota Territory Resource Corp.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

23426V109

(CUSIP Number)

JR Resources Corp.

1588 – 609 Granville Street

Vancouver, BC V7Y 1H4

(604)365-1097

Copy to:

Richard Raymer
Dorsey & Whitney LLP

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 4310

Toronto, ON Canada M5J 2S1

(416)367-7388

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12021A107

1	NAMES OF REPORTING PERSONS JR Resources Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 142,566,667
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 142,566,667
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,566,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.42[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)  The percentages used herein are calculated based upon 224,789,323 outstanding shares of Dakota Territory Resource Corp. as of March 12, 2021 as reported in Schedule 14f-1.

Item 1. Security and Issuer

(a)	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Common Stock”)

(b)	Name of Issuer:

Dakota Territory Resource Corp (the “Issuer” or “Dakota”)

(c)	Address of Issuer’s Principal Executive Offices:

141 Glendale Drive
Lead, SD 57754

Item 2. Identity and Background

(a)	Name of Reporting Person:

JR Resources Corp. (“JR” or the “Reporting Person”)

(b)	Address of Principal Business Office:

The principal business office of JR and each of its executive officers is

1588 – 609 Granville Street
Vancouver, BC V7Y 1H4

(c)	Occupation, Employment and Other Information:

The principal business of JR and its executive officers is investment. Jonathan Awde is the sole officer of JR, having a business address of 1588 – 609 Granville Street, Vancouver, BC V7Y 1H4.

(d)	Criminal convictions:

Neither JR, nor Jonathan Awde as its sole officer, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil proceedings:

Neither JR, nor Jonathan Awde as its sole officer, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which JR or Mr. Awde was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

JR is a corporation organized under the laws of Nevada. Jonathan Awde is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration:

On May 26, 2020, JR and Dakota entered into an agreement, amended effective October 15, 2020, February 15, 2021 and March 12, 2021 (collectively, the “Agreement”), whereby JR had the right to purchase up to 142,566,667 shares of Dakota common stock at a price of $0.15 per share for an aggregate investment of up to $21,385,000. On October 15, 2020, the first closing occurred under this Agreement in which JR acquired 69,666,667 shares for an aggregate investment for $10,450,000 equating to approximately 47% of the issued and outstanding common stock of Dakota. In connection therewith, the existing board appointed Alex Morrison as a fourth director. On March 12, 2021, JR purchased an additional 72,900,000 shares of common stock for $10,935,000, increasing the ownership of JR to approximately 64% of the issued and outstanding common stock of Dakota (“Final Closing Date” or “Final Closing”). In connection therewith, Mr. Bachman agreed to resign as a director, with Jonathan T. Awde and Robert Quartermain elected and appointed as directors concurrently with Mr. Bachman’s resignation. The consummation of the transactions contemplated by the Final Closing of the Agreement resulted in a change in control of Dakota, with JR becoming the beneficial owner of in excess of 50% of the issued and outstanding common stock of Dakota.

Item 4. Interest in Securities of the Issuer:

(a)	Not applicable.

(b)	Number of shares as to which JR has:

(i)	Sole power to vote or to direct the vote: shares: 142,566,667 shares

(ii)	Shared power to vote or to direct the vote: 0 shares.

(iii)	Sole power to dispose or direct the disposition: 142,566,667 shares.

(iv)	Shared power to dispose or direct the disposition: 0 shares.

(c)	The information provided in Item 3 is hereby incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Item 3 of this Schedule 13D summarizes certain provisions of the Agreement and is incorporated herein by reference.

Item 6. Material to Be Filed as Exhibits:

Exhibit 1 – Agreement dated as of May 26, 2020, between Dakota Territory Resource Corp and JR Resources Corp (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on May 27, 2020).

Exhibit 2 – Amending Agreement dated as of October 15, 2020, between Dakota Territory Resource Corp and JR Resources Corp (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on October 21, 2020)

Exhibit 3 – Amending Agreement #2 dated as of February 15, 2021, between Dakota Territory Resource Corp and JR Resources Corp (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on February 19, 2021)

Exhibit 4 – Amending Agreement #3 dated as of March 12,2021, between Dakota Territory Resource Corp and JR Resources Corp (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed with the SEC on March 15, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2021

JR RESOURCES CORP

By:	/s/ Jonathan Awde
Name: Jonathan Awde
Title: President